   As filed with the Securities and Exchange Commission on August 30, 1995.


                                                 Registration No. 33-61087
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            OXIS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)
           DELAWARE                                   94-1620407
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
 incorporation or organization)

                        6040 N. CUTTER CIRCLE, SUITE 317
                          PORTLAND, OREGON 97217-3935
                                 (503) 283-3911
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 RAY R. ROGERS
                             CHAIRMAN OF THE BOARD
                            OXIS INTERNATIONAL, INC.
                        6040 N. CUTTER CIRCLE, SUITE 317
                          PORTLAND, OREGON 97217-3935
                                 (503) 283-3911
(Name, address, including zip code and  telephone number, including area code of agent for service)

                                   COPIES TO:
                            RICHARD SCUDELLARI, ESQ.
                          JACKSON, TUFTS, COLE & BLACK
                             60 SOUTH MARKET STREET
                           SAN JOSE, CALIFORNIA 95113
                                 (408) 998-1952

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans please check the following box.[_]

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[x]

                        CALCULATION OF REGISTRATION FEE

                                                           Proposed Maximum          Proposed Maximum
     Title of Securities        Amount to be                Offering Price              Aggregate                Amount of
      to be Registered           Registered                  Per Share (1)          Offering Price (1)        Registration Fee
===============================================================================================================================
Common Stock $.50 par value..        5,075,073 (2)               $3.00                 $15,225,219              $5,250(3)
===============================================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 based on the average of the bid and asked prices for the Common Stock, as reported by prices on the Nasdaq National Market on July 11, 1995.
(2) Includes 472,763 shares issuable upon the exercise of warrants and 128,918 shares issuable upon the exercise of stock options

(3)  $5,250 was previously paid.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                   PROSPECTUS

                            OXIS INTERNATIONAL, INC.
                                5,075,073 SHARES
                                  COMMON STOCK

                                ________________


     This Prospectus relates to 5,075,073 shares of Common Stock, par value $.50 (the "Common Stock"), of OXIS International, Inc. ("OXIS" or the "Company") which are being offered and sold by certain stockholders of the Company (the "Selling Stockholders"), including an aggregate of 128,918 shares issuable upon exercise of options and an aggregate of 472,763 shares issuable upon exercise of warrants. The foregoing options have an exercise price of $3.55 per share for an aggregate exercise price for all options of $457,658.90. Of the foregoing warrants, warrants to purchase an aggregate of 350,000 shares of Common Stock are exercisable for $2.875 per share (an aggregate of $1,006,250), and warrants for the purchase of 122,763 shares are exercisable for $2.89 per share (an aggregate of $354,785.07). The Selling Stockholders, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market or in privately negotiated transactions. The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. See "Selling Stockholders" and "Plan of Distribution." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.


     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "OXIS." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on August 28, 1995 was $2-7/8 per share.


                            _______________________

               THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE
                   A HIGH DEGREE OF RISK.  SEE "RISK FACTORS"
                       AT PAGE EIGHT OF THIS PROSPECTUS.
                          ___________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $52,000. See "Plan of Distribution." The aggregate proceeds to the Selling Stockholders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The aggregate proceeds to the Company from the Common Stock, if any, will be the exercise price for the options and warrants to purchase Common Stock offered hereunder, a maximum of $1,818,693.97 in the aggregate assuming the exercise of all such options and warrants.

     The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities under the Act.


                 The date of this Prospectus is August 30, 1995

                             AVAILABLE INFORMATION

            The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

            No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to the date hereof.

                             ADDITIONAL INFORMATION

            A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this
       Prospectus:

            (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended, including all material incorporated by reference therein.

            (ii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995.

            (iii)  The Company's Report on Form 10-C filed on May 24, 1995.

            (iv) The Company's Current Report on Form 8-K as filed on May 24, 1995.

            (v) The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995.

            (vi) The Company's Current Report on Form 8-K as filed on August 3, 1995.

            (vii) The description of the Registrant's Common Stock contained in the Company's Prospectus dated June 18, 1969 (File No. 0361150) filed pursuant to Section 12 of the Exchange Act on June 23, 1969.

            All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 ,or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

            The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to OXIS International, Inc., 6040 N. Cutter Circle, Suite 317, Portland, OR 97217-3935, telephone (503) 283-3911, Attn: Jon S. Pitcher, Chief Financial Officer.

                                  THE COMPANY

            The Company was initially incorporated in 1965 as Diagnostic Data, Inc., a California corporation. It was reincorporated in Delaware in 1974, and adopted the name DDI Pharmaceuticals, Inc. in 1985. In September, 1994, the Company acquired Bioxytech S.A., based in France ("Bioxytech"), and merged with International BioClinical, Inc. ("IBC"), an Oregon corporation (the "Combination"), and changed its name to OXIS International, Inc. Bioxytech was acquired through an exchange of shares that resulted in the Company owning in excess of 99% of the outstanding stock of Bioxytech, which operates as a subsidiary of the Company.

            OXIS is engaged in the discovery, development, manufacture and marketing of products to diagnose, treat and prevent the pathologic effects of free radicals (i.e., diseases of oxidative stress). Free radicals are highly reactive molecules that are damaging to cells when their concentration exceeds the body's antioxidant defense capacity. Oxidative stress is now thought to be a basic mechanism of cell damage and death in a number of acute and chronic diseases such as atherosclerosis, AIDS, cancer, diabetes, arthritis and traumatic injury. Concomitantly, advances in molecular biology are beginning to clarify the mechanism(s) of cellular damage by free radicals and driving market demand for new products to diagnose, treat and prevent diseases of oxidative stress. The Company sells or has under development assays for markers of oxidative stress and therapeutic drug monitoring ("TDM" ) assays. In addition, the Company has programs in progress for developing two forms of the free radical scavenging enzyme, superoxide dismutase ("SOD"), a number of synthetic antioxidant molecules designed for targeting specific tissues, and a proprietary high molecular weight poly(ethylene) glycol ("PEG") technology to enhance desired pharmacological properties of SOD and other protein molecules. The Company's staff consists of approximately 70 managers, scientists, technicians and administrative personnel who are currently located at four sites.

            Effective July 19, 1995, the Company consummated the acquisition of Therox Pharmaceuticals, Inc., a Delaware corporation ("Therox") by merger of Therox into the newly-formed OXIS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of OXIS ("OXIS Acquisition Corporation") such that Therox was the disappearing corporation and OXIS Acquisition Corporation continued as a wholly-owned subsidiary of the Company. Therox was a Philadelphia-based free radical therapeutics company funded by S.R. One, Limited, the venture capital subsidiary of SmithKline Beecham, and Brantley Venture Partners II, L.P. This transaction brings OXIS complementary technologies, seven patents, and corporate and university partnerships in exchange for 1,440,736 shares of OXIS Common Stock. The per share closing price of OXIS common stock on July 19, 1995 was $3-3/8. Former Therox shareholders may earn up to an additional $2,000,000 based on the successful commercialization of the former Therox technologies. Pursuant to the terms of the acquisition transaction, S.R. One, Limited and Brantley Venture Partners II, L.P. simultaneously invested an additional $1,500,000 in cash for an aggregate
       of 642,583 shares of OXIS Series B Preferred Stock.   The holders of
       Series B Preferred Stock are entitled to certain dividend and liquidation preferences and have the right to elect one member of the Company's board of directors. The acquisition of Therox will be treated as a purchase for accounting purposes.

       The Company's principal executive offices are located at 6040 N. Cutter Circle, Suite 317, Portland, OR 97217-3935. Research and development operations of OXIS are located at 518 Logue Avenue, Mountain View, CA 94043; 395 Phoenixville Pike, Malvern, PA 19355; and Z.A. des Petits Carreaux, 2 av. des Coquellcots, F 94385 Bonneull-Sur-Marne, Cedex, France (outside of Paris).

                                  RISK FACTORS

            The following are the significant risk factors that should be considered carefully in evaluating the Common Stock of OXIS.

       NEED FOR ADDITIONAL FINANCING.

            The Company has incurred losses in four of the last five years and in the six months ended June 30, 1995. As of June 30, 1995, the Company had an accumulated deficit of approximately $20,358,000.

            In May 1995, the Company sold 1,227,625 shares of Common Stock in a private placement to offshore investors for aggregate consideration of $2,037,860. In conjunction with the acquisition by the Company of Therox, certain former affiliates of Therox have invested $1,500,000 in a private placement of the Company's Series B Preferred Stock.

            The Company has engaged an investment banking firm on a best-efforts basis to assist it in completing a private placement of equity securities. The Company is seeking to raise up to $5,000,000 in such private placement. OXIS cannot predict the timing or the probability of success of this effort, and no assurances can be given that the Company will successfully raise the needed capital or that the terms of such financing will be favorable to the Company. If the Company is unable to raise additional capital during the remainder of 1995, it intends to curtail its operations through the reduction of personnel and facility costs and by slowing its research and development efforts. If the Company were unable to sufficiently curtail its costs in such a situation, it might be forced to seek protection of the courts through reorganization, bankruptcy or insolvency proceedings. Assuming that the Company successfully completes its private placement of equity securities, it is anticipated that further financing may be needed within approximately 24 months to allow the Company to continue its planned research and development programs and marketing of additional products. The unavailability of such financing could cause the Company to cease or curtail its operations, and/or delay or prevent the development and marketing of the Company's potential therapeutic products.

            The Company also plans to conduct a follow-on public offering of its Common Stock to provide the additional funds for clinical trials for its oxidative stress assays, complete preclinical studies on synthetic antioxidants, and initiate early clinical trials. There can be no assurances that the Company will successfully complete such a follow-on offering, that the terms of any such offering will be favorable to the Company, or that if such offering occurs that funds generated thereby will be sufficient to complete the Company's contemplated development programs.

       RESEARCH AND DEVELOPMENT STAGE PRODUCTS.

            Much of the Company's success depends on potential products which are in research and development and no material revenues have been generated to date from sales of these products. Although the Company currently markets and sells research and diagnostic assays, the Company must successfully partner, develop, obtain regulatory approval for and market or sell its potential therapeutic products to achieve profitable operations. The preclinical and clinical development work for potential new therapeutic products is presently in early research and development stages. No assurance can be given that the Company's product development efforts will be successfully completed, that required regulatory approvals will be obtained, or that any such products, if developed and introduced, will be successfully marketed. If the Company does not successfully introduce new products, its revenues and results of operations will be materially adversely affected.

       FUTURE PROFITABILITY UNCERTAIN; CUSTOMER DEPENDENCY.

            The Company expects to incur operating losses through 1996 and these losses may increase and fluctuate from quarter to quarter as the Company expands its development activities. There can be no assurance that the Company will ever achieve profitable operations. The report of the Company's independent auditors on the Company's financial statements for the period ended December 31, 1994 included an explanatory paragraph referring to the Company's ability to continue as a going concern. The Company anticipates that it will expend significant capital resources in product research and development. Capital resources may also be used for the acquisition of complementary businesses, products or technologies. OXIS' future capital requirements will depend on many factors, including: continued scientific progress in its research and development programs; the magnitude of these programs; success of preclinical and clinical trials; scale-up costs of manufacturing; the time and costs required for regulatory approvals; the time and costs involved in filing, prosecuting, enforcing and defending patent claims; technological competition and market developments; the establishment of and changes in collaborative relationships; and the cost of commercialization activities and arrangements.

            While the Company believes that its new products and technologies show considerable promise, its ability to realize significant revenues therefrom is dependent upon the Company's success in developing business alliances with biotechnology and/or pharmaceutical companies to develop and market these products. There is no assurance that the Company's effort to develop such business alliances will be successful. The Company is pursuing one such potential alliance with Sanofi Winthrop with respect to a therapeutic drug ("Sanofi Therapeutic") that Sanofi Winthrop is endeavoring to develop. In May 1995, Sanofi Winthrop loaned the Company $600,000 ("Sanofi Loan") which is due and payable in May 1996 and pursuant to the terms of such loan the parties have agreed to use good faith efforts to negotiate a license and supply agreement concerning the Company's bovine SOD ("bSOD") technology and a license with respect to the Company's recombinant human SOD technology. If Sanofi proceeds with the development of the Sanofi Therapeutic, such an agreement would provide that Sanofi would purchase bulk bSOD from the Company, or purchase or license from the Company technology rights pertaining to the manufacture of bSOD. It is important to note that the Company's long-term ability to earn revenues associated with the sale of bSOD to Sanofi Winthrop is based upon (i) the Sanofi Therapeutic being successfully developed and receiving the requisite regulatory approvals, (ii) Sanofi Winthrop successfully commercializing the Sanofi Therapeutic, and (iii) the Company entering into a mutually satisfactory agreement with Sanofi Winthrop for the supply of the Company's bSOD to Sanofi Winthrop or the purchase or license from the Company of technology rights pertaining to the manufacture of bSOD. Over the last several years the Company has sold a substantial amount of bSOD to Sanofi Winthrop (35% of 1994 revenues). There can be no assurances that such substantial sales will continue. Although Sanofi Winthrop is currently conducting a second Phase III trial on its drug, DISMUTEC(TM) (a coupled form of OXIS' bovine superoxide dismutase) to treat closed head injury, the Company cannot predict whether this trial will conclude successfully. If such trial is not concluded successfully, the Company expects that future sales of bSOD to Sanofi Winthrop would decrease substantially or cease altogether.

            There are two sources of bovine superoxide dismutase (bSOD) that have been sold in Europe, the product that is produced from bovine liver using OXIS's manufacturing process, called Oxinorm(R) in Italy, and a second product, Peroxinorm, that was manufactured by one of the Company's licensees from blood. Peroxinorm was withdrawn from the market in Germany and Austria, and all orgotein containing products, including Oxinorm, were subsequently withdrawn from the market in Italy. (See "Product Withdrawals in Europe, Licensees" following.)

            Dismutec is composed of OXIS's bovine superoxide dismutase chemically coupled to polyethylene glycol (PEG). Although the bSOD used to produce Dismutec is the same substance that was distributed and subsequently withdrawn in Italy (product labeled Oxinorm), Sanofi Winthrop's Dismutec is in fact a different chemical entity due to the chemical modification with PEG. The Company cannot predict what effect the European withdrawals of bSOD may have on the international sales of Dismutec, if it is approved.

       PRODUCT WITHDRAWALS IN EUROPE; LICENSEES.

            The European market for OXIS' bSOD (orgotein) for human use has been adversely impacted by a series of recent regulatory developments. During its twelve years of commercial availability in Europe, more than twelve million injections (representing more than two million courses of treatment) have been administered. Orgotein for injection as a human pharmaceutical has been produced by two different manufacturing methods. The first method involves production in accordance with OXIS' proprietary manufacturing process by Diosynth B.V. ("Diosynth"), using USDA inspected bovine livers. This preparation of orgotein for injection has been sold under the trade names Oxinorm(R) in Italy and Ontosein(R) in Spain. The second method involves manufacturing orgotein from bovine blood, rather than bovine livers. The resultant product was manufactured and marketed under the trade name Peroxinorm(R) by Grunenthal GmbH ("Grunenthal").


            The Company's three European licensees have been responsible for a substantial, though decreasing, portion of the Company's revenues in recent years. Sales to, and royalties from, Grunenthal (German licensee), Tedec-Meiji Farma, S.A. ("Tedec-Meiji") (Spanish licensee) and SmithKline Beecham Farmaceutici S.p.a. ("SmithKline Beecham") (Italian licensee) as a percentage of the Company's total revenues for the past three years have been as follows:

                         1994    1993    1992
                        -----    -----   ----
Grunenthal                 9%     23%     66%
Tedec-Meiji               18%      8%     15%
SmithKline Beecham         2%      7%     10%

       The Company expects that its revenues from sales to, and royalties from, its European licensees in the foreseeable future will be substantially less than historical levels. The Company does not anticipate any bSOD sales to European licensees in 1995 other than to its Spanish licensee, and the amount of sales to the Spanish licensee during, and beyond, 1995 cannot be predicted.

            In January, 1994, the Italian government rendered a decision to exclude all orgotein-containing products from the list of drugs eligible for patient reimbursement. An appeal filed by OXIS' distributor of Oxinorm, SmithKline Beecham, was denied. Subsequently, OXIS was informed that the Italian Health Ministry has withdrawn the Marketing Authorization of all pharmaceutical products composed of orgotein, including Oxinorm. SmithKline Beecham informed the Company that it believed it was entitled to recover from the Company the purchase price of all of its Oxinorm inventory. SmithKline Beecham's Oxinorm inventory previously was purchased from the Company's German licensee (Grunenthal). The Company has agreed to purchase SmithKline Beecham's Oxinorm inventory. Payment for the inventory is due within the next two years. The Company believes that upon payment for the inventory it will have no further liability to Grunenthal or SmithKline Beecham.

            In addition, OXIS was notified in January, 1994 that the government of Austria had asked Grunenthal to withdraw Peroxinorm from the Austrian market. On March 25, 1994, as a result of two fatalities (December, 1993 and February, 1994) of patients treated with Peroxinorm, the German Federal Health Administration asked Grunenthal to remove Peroxinorm from the German market. No claim has been made against the Company in connection with these two fatalities, and the Company does not believe there is a substantial likelihood of any liability to it as a result of these two fatalities.

            In addition, the Company's licensee for Spain has had informal discussions with the Spanish regulatory authorities regarding the Company's bSOD product. Although no action has been taken by those authorities with regard to the Company's product, future sales in Spain may be adversely affected by either regulatory action in Spain, or safety concerns stemming from actions in other countries. In addition, Grunenthal, the Company's German licensee has advised the Company that its Spanish subsidiary voluntarily withdrew its bSOD product from the Spanish market.

            The product withdrawals in various European countries have resulted in a reduction of sales under the Company's license agreement with Grunenthal, which has caused a reduction in royalties being paid the Company under that agreement. Sales of the Company's bSOD produced by Diosynth have also been reduced as a result of the product withdrawal in Italy.

       FAILURE TO PROTECT TECHNOLOGY COULD ADVERSELY AFFECT RESULTS.

            The Company's success will depend in part on its proprietary products and information. While OXIS has attempted to protect its proprietary products and information through patents and trade secrets, there can be no assurance that competitors will not be able to develop similar products and information independently. No assurance can be given that patents will be issued on certain of the Company's pending applications or that the claims allowed on any patents held by the Company will be sufficiently broad to protect its products and information. In addition, no assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to it.

            In addition, the Company's products and its customers may be alleged to have infringed third parties' patent rights. While such allegations are commonplace in the industry and to date the Company has been able to license necessary patents or technology on commercially reasonable terms, there can be no assurance that the Company will be able to license necessary patents or technology on commercially reasonable terms in the future. No assurances can be given that the Company will prevail in any infringement litigation or that the costs or damages from any such litigation would not materially and adversely affect the Company.

            Substantially all of the Company's assets (including OXIS' technology) serve as security with respect to the repayment of various loans, including the Sanofi Loan. A default under these loans could result in the loss by the Company of certain of these assets serving as collateral.

       GOVERNMENT REGULATION; PRODUCT CLEARANCE AND APPROVAL UNCERTAIN.

            As with other companies in its industry, OXIS' preclinical development, clinical trials, product manufacturing and marketing are subject to state and federal regulation by the United States and other countries. Clinical trials and product marketing and manufacturing are subject to the rigorous review and approval processes of the United States Food and Drug Administration ("FDA") and foreign regulatory authorities. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. Typically, this requires the expenditure of substantial resources and takes several years or more with respect to therapeutic products (diagnostic products typically take a significantly shorter period of time), depending upon the type, complexity and novelty of the product and the nature of the disease or other indication to be treated. Preclinical studies must be conducted in conformance with the FDA's Good Laboratory Practice regulations.
       Clinical testing must meet requirements for Institutional Review Board ("IRB") oversight and informed consent by clinical trial subjects, as well as FDA prior review, oversight and the FDA's Good Clinical Practice requirements. Clinical trials may require large numbers of test subjects. OXIS has limited experience in conducting clinical testing and in pursuing applications necessary to gain regulatory approvals. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks, including undesirable or unintended side effects.

            Before receiving FDA approval to market a product, OXIS may have to demonstrate that the product represents an improved form of treatment compared to existing therapies. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Delays in obtaining such approvals could adversely affect marketing of OXIS' products. Delays in regulatory approvals that may be encountered by OXIS' joint development partners and licensees could adversely affect OXIS' ability to receive royalties or other revenues. There can be no assurance that, after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or to gain approval for the use of a product as a treatment for clinical indications other than those initially targeted. Moreover, the FDA may reconsider its approval of any product at any time and may withdraw such approval. In addition, before the Company's products can be marketed in foreign countries, they are subject to regulatory approval in such countries similar to that required in the United States. Furthermore, approval may entail ongoing requirements for post-marketing studies.

            The FDA's regulations require that any drug or formulation to be tested in humans must be manufactured according to current Good Manufacturing Practices regulations ("cGMPs"). This has been extended to include any drugs which will be tested for safety in animals, in support of human testing. The cGMPs set certain minimum requirements for procedures, record-keeping and the physical characteristics of the laboratories used in the production of these drugs. In addition, various federal and state laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals and the purchase, storage, movement, import and export, use, and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research work are or may be applicable to their activities. They include, among others, the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and the Resources Conservation and Recovery Act, national restrictions on technology transfer, import, export and customs regulations, and other present and possible future local, state or federal regulation. OXIS is unable to estimate the extent and impact of regulation resulting from such future federal, state or local legislation or administrative action.

            Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate foreign regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. This foreign regulatory approval process may include all of the risks associated with FDA approval set forth above.

       RISK OF PRODUCT LIABILITY; USE OF HAZARDOUS MATERIALS; LIMITED INSURANCE COVERAGE.

            The testing, marketing and sale of human therapeutic products entails significant risks. If the Company succeeds in developing products in these areas, use of such products in trials and the sale of such products following regulatory approval may expose the Company to liability claims allegedly resulting from use of such products. These claims might be made directly by consumers or others. OXIS currently has only limited insurance for its clinical trials. However, there can be no assurance that OXIS will be able to obtain and maintain such insurance for all of its clinical trials or that coverage will be in sufficient amounts to protect against damages for liability that could have a material adverse effect on OXIS. There can also be no assurance that OXIS will be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect the Company against damages for liability that could have a material adverse effect on the Company.

            In addition, the Company's research and development involves the controlled use of hazardous materials, radioactive compounds and other chemicals. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations if the Company develops additional manufacturing capacity.

       COMPANY IS IN HIGHLY COMPETITIVE BUSINESS.

            The pharmaceutical industry is highly competitive. Competition in most of the Company's primary current and potential product areas from large pharmaceutical companies, and other companies, universities and research institutions is intense and expected to increase. Relative to the Company, many of these entities have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing diagnostic and pharmaceutical products.
       In addition, these and other entities may have or may develop new technologies or use existing technologies that are, or may in the future be, the basis for competitive products.

            Any potential products that the Company succeeds in developing and for which it gains regulatory approval will have to compete for market acceptance and market share. For certain of the Company's potential products, an important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, complete the clinical testing and regulatory approval processes and supply commercial quantities of the product to the market are expected to be important competitive factors. The Company expects that a competitive edge will be based, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and product price. There can be no assurance that the Company's competitors will not develop technologies and products that are more effective than those being developed by the Company. In addition, certain of the Company's competitors may achieve product commercialization or patent protection prior to OXIS.

            The Company's therapeutic drug monitoring products compete directly with similar products from major diagnostic companies such as Abbott, Roche Laboratories ("Roche"), E.I. DuPont de Nemours ("DuPont") and others. Since one of the Company's business strategies is to provide alternative reagents to customers who own or rent the Abbott TDx(R)/TDxFLx(R) analyzers, Abbott is the Company's major competitor in this area. The Company competes based on high product quality, an aggressive pricing strategy and technical services. Alternatively, when the Company develops custom assays for pharmaceutical companies, exclusive manufacturing and marketing rights are generally granted that may provide protection from competition. Market position for these unique assays can be enhanced through patents and trade secrets, but in the absence of such protection other companies could develop comparable assays; and even if patent protection is obtained, competing companies could still develop competitive assays.

            The Company believes it is a leader in the development of assays for markers of oxidative stress. Although there are currently a limited number of competitors for the Company's assays to measure markers of oxidative stress, no assurances can be given that significant competition will not arise in the future.

            Other pharmaceutical companies are competing with the Company to develop therapeutic products to treat diseases of oxidative stress. The Company estimates that over 20 companies have investigated the therapeutic potential of SOD and the Company is not aware of any other company currently pursuing development of bSOD for OXIS' target indication, familial amyotrophic lateral sclerosis ("FALS"). Insofar as the Company is aware, the only major company currently developing a bSOD based therapeutic is Sanofi Winthrop. The Company provides bSOD to Sanofi Winthrop for use in the Sanofi Therapeutic.

            Some pharmaceutical companies are pursuing the development of synthetic molecules to treat diseases of oxidative stress. The Company's major competitors in the area of synthetic antioxidants include the Upjohn Company ("Upjohn") and Free Radical Sciences, Inc. ("Free Radical Sciences"). Upjohn has a number of ongoing trials to test the therapeutic potential of a group of synthetic compounds called Lazaroids in several disease indications, and Free Radical Sciences is testing a drug called procysteine for use in Adult Respiratory Distress Syndrome and other diseases. Natterman/Rhone Poulenc Rorer and Daiichi are also developing glutathione peroxidase mimics.

       MANUFACTURING/DEPENDENCE ON OTHERS.

            Certain of the Company's products, and raw materials used in its products, are produced by independent third parties. Accordingly, the Company is and will continue to be dependent upon these third parties to produce products and supply materials with acceptable quality and to deliver them to the Company in a timely manner. The Company depends on these manufacturers to achieve acceptable manufacturing yields and to allocate to the Company a sufficient portion of their capacity to meet the Company's needs. Although the Company has not experienced material quality or allocation problems to date, there can be no assurance that such problems will not have a material adverse effect on the Company's business, financial condition and results of operations in the future. Furthermore, constraints or delays in the supply of the Company's products and materials used therein could result in the loss of customers, the delay of development projects and other adverse effects on the Company's business, financial condition and results of operations. The Company's reliance on third party manufacturers and suppliers involves several other risks, including reduced control over delivery schedules, quality assurance and costs. Foreign manufacturers and suppliers are subject to additional risks such as changes in governmental policies, imposition of tariffs and import restrictions and other factors beyond the Company's control.

            From time to time the Company has experienced substantial fluctuations in orders for the purchase of bulk bSOD. Such fluctuations can complicate and create difficulties with respect to the manufacturing process. There can be no assurance that such fluctuations will not occur in the future.

       POSSIBLE HEALTH CARE REFORM LEGISLATION AND HEALTH CARE COSTS.

            OXIS' ability to successfully commercialize human therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third party coverage will be available for OXIS to maintain price levels sufficient for realization of an appropriate return on its investment in product development. Government and other third-party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of OXIS' healthcare products, the market acceptance of these products would be adversely affected.

            In addition, as with other companies which supply products and services to the health care industry, the Company faces an uncertain legislative environment. Over the last few years, the United States Congress, the President and various state governments have advanced various health care bills that could significantly alter the structure of the health care industry. Regardless of whether or not a health care bill is adopted, private businesses are placing pressures on health care providers to reduce costs. The Company may be subjected to pressures or a legislative mandate to reduce the prices of its pharmaceutical products. This uncertain legislative environment may also adversely affect the Company's ability to raise capital.

       ACQUISITIONS; DIFFICULTIES AND COSTS OF INTEGRATION.

            The transition to a unified company following the acquisition of IBC and Bioxytech ("Combination") has required substantial attention from management, which has limited experience in integrating companies internationally. The diversion of management attention and any difficulties encountered in the restructuring of the Company as a result of the Combination and also as a result of the July 19, 1995 acquisition of Therox, and in the subsequent transition process could have an adverse impact on the business, revenues and operating results of the Company. The Company's future success will also depend in large part upon its ability to continue to integrate its U.S. and French operations. Significant management attention will be required to integrate the operations of its French subsidiary with those of its domestic operations, and there can be no assurance that such integration will be successful. As a result of the acquisition of Therox, the Company has incurred additional expenses and charges and is required to devote additional managerial attention with respect to the integration of all the businesses.

       FOREIGN CURRENCY AND TAX EXPOSURE.

            The Company's French subsidiary conducts virtually all of its non-U.S. business in currencies other than the U.S. dollar and the Company buys and sells the majority of its SOD in a foreign currency. Accordingly, foreign currency fluctuations may affect the Company's earnings and asset valuations. The Company may be affected by laws affecting its ability to repatriate foreign profits, if any, and by foreign tax laws, as well as by fluctuating tax rates and changes in international tax treaties. There can be no assurance that laws and changes such as these will not have a material adverse impact on the Company's operations.

       LABOR LAWS IN FRANCE.

            Certain of the Company's personnel are located in France. French labor laws offer employees certain rights in the event of termination which do not exist under U.S. laws. French labor laws may inhibit management's ability to take future personnel actions or implement certain operating plans (such as reducing the size of the French subsidiary's operations).

       INTERNATIONAL SALES.

            The Company expects that international sales may account for a substantial portion of the Company's future revenues. The Company's business in foreign markets is and will be subject to the risks customarily associated with such activities, including fluctuations in foreign currency exchange rates and controls, expropriation, nationalization and other economic, tax and regulatory policies of foreign governments as well as the laws and policies of the United States affecting foreign trade and investment.

       FAILURE TO ATTRACT OR RETAIN KEY PERSONNEL COULD ADVERSELY AFFECT
       RESULTS.

            The Company is dependent upon the efforts and abilities of a number of its key personnel. The success of the Company depends to a large extent upon its ability to retain and attract key employees. The loss of certain of these people or the Company's inability to attract and retain other key employees could materially adversely affect results of operations. This effect could be particularly significant if the Company needs to hire, train and assimilate large numbers of new employees. During the first half of 1995, Dr. Mark Saifer and Dr. Jean Chaudiere resigned their positions as corporate vice presidents of the Company, but they continue to be employed by the Company or by one of its subsidiaries.

       VOLATILITY OF STOCK PRICE; SHARES AVAILABLE FOR FUTURE SALE; ABSENCE OF DIVIDENDS.

            The market prices for securities of biotechnology and pharmaceutical companies, including the securities of OXIS, have been volatile. Announcements of technological innovations or new commercial products by OXIS or its competitors, a change in status of a corporate partner, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential medical results with products under development by OXIS, regulatory developments in both the United States and foreign countries and public concern as to the safety of biotechnology or of pharmaceutical products, as well as period-to-period fluctuations in revenues and financial results, may have a significant impact on the market price of the Company's Common Stock. OXIS has not paid any cash dividends since its inception, and it does not anticipate paying cash dividends in the foreseeable future.

            As of July 10, 1995, the Company had approximately 10,683,687 shares of Common Stock outstanding. Of these, the Company issued approximately 4,380,092 shares of its Common Stock in connection with the acquisition of Bioxytech S.A. and merger with International BioClinical, Inc. in September 1994 (the "Combination"), certain of which are subject to escrow and other restrictions (excluded are 107,670 shares of Common Stock which have not yet been issued but may be issued to former stockholders of Bioxytech if they are able to invest $1 million in the proposed private placement referred to above). The Company also has options or warrants outstanding to purchase approximately 1,710,763 shares of Common Stock. Pursuant to this Registration Statement, the Company is registering for resale all of the shares of Common Stock issued in the Combination (4,380,092) in addition to 95,418 shares subject to options granted to former Bioxytech stockholders in the Combination and 33,500 shares subject to options granted to former International BioClinical, Inc. stockholders in the Combination. The Company is also registering for resale an aggregate of 472,763 shares of Common Stock issuable upon exercise of the Company's warrants, including 350,000 shares subject to warrants issued to employees and officers of the Company from 1987 through 1989. 122,763 shares subject to a warrant issued to the private placement agent of the Company in connection with the Company's offshore placement of securities in May 1995, and is registering 93,300 shares of Common Stock issued to certain shareholders in connection with loans advanced to the Company in February 1995. Subject to certain agreements limiting the number of shares certain of the Selling Stockholders may sell (see "Plan of Distribution"), these shares may be sold into the public securities markets after this Registration Statement becomes effective. The registration of Common Stock pursuant to this Registration Statement will result in an increase of more than 100% in the number of shares of the Company's Common Stock available for trading in the public securities market. Future sales of Common Stock in the public securities markets may cause substantial fluctuations (including substantial price reductions) in the price of the Company's Common Stock over short time periods. Additionally, the price of the Company's Common Stock will be sensitive to the performance and prospects of the Company and other factors.

       SHARE OWNERSHIP BY CERTAIN INDIVIDUALS AND CONCENTRATION OF OWNERSHIP.

            Ray R. Rogers, the Chairman of OXIS, owns 672,368 shares of Common Stock and options to purchase shares of Common Stock received in the Combination ("Options") (excluding 240,771 shares owned by an irrevocable trust for the benefit of Mr. Rogers' children as to which shares Mr. Rogers has no control), and including shares received in the Combination which are subject to escrow restrictions. Dr. Anna D. Barker, the President and Chief Executive Officer of OXIS, owns 913,139 shares of Common Stock and Options including shares received in the Combination which are subject to escrow restrictions). Ownership of such Common Stock and Options represents control by Mr. Rogers and Dr. Barker of approximately 6.3% and 8.6% of the voting securities of OXIS, respectively. Alta-Berkeley L.P. II is the owner of 550,774 shares of Common Stock and Options, representing approximately 5.2% of the voting securities of the Company. David Needham, a director of OXIS and a consultant to the investment advisory firm which advises Alta Berkeley L.P. II, has a stock option entitling him to purchase 15,000 shares of Common Stock. Mr. Needham disclaims beneficial ownership of shares of Common Stock owned by Alta Berkeley L.P.II. As the largest stockholders of OXIS, Mr. Rogers, Dr. Barker and Alta Berkeley L.P. II are in a position to significantly influence the outcome of matters (including the election of directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the Company's stockholders for approval. As a result, certain transactions may not be possible without the approval of Mr. Rogers, Dr. Barker and Alta-Berkeley L.P. II. In addition, the Company's directors, executive officers and principal stockholders and certain of their affiliates, as a group, have the ability to influence the election of the Company's directors and most other stockholder actions.

       QUARTERLY OPERATING RESULTS AFFECTED BY MANY BUSINESS FACTORS.

            The Company has experienced fluctuations in quarterly results and is likely to continue to experience such fluctuations. Expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular quarter are less than expected, operating results will be affected adversely, which may have an adverse impact on the market price of the Company's Common Stock. A variety of factors have an influence on the level of revenues and expenses in a particular quarter. These factors include specific economic conditions in the pharmaceutical industry, the withdrawal or failure to grant requisite government approvals, the timing of the receipt of orders from its major customer, Sanofi Winthrop, customer cancellations or delay of shipments, production delays, exchange rate fluctuations, management decisions to commence or discontinue product lines, the introduction of new products by the Company or its competitors, the timing of research and development expenditures, and expenses attendant to acquisitions, strategic alliances and the further development of marketing and service capabilities.

                                USE OF PROCEEDS

            The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders in the offering. The Company will receive a maximum aggregate amount of $1,818,693.97 assuming the exercise of all options and warrants for which the resale of Common Stock is registered hereby. No assurances can be given by the Company as to the exercise of any of such options or warrants. Proceeds from the exercise of such options and warrants, if any, are anticipated to be used for working capital purposes.

                              SELLING STOCKHOLDERS

            The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of the Selling Stockholders as of August 29, 1995, and the number of shares which may be offered for resale pursuant to this Prospectus.
       This information is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock under this Prospectus will be sold.


                                       Shares Beneficially
                                          Owned Prior to                                            Shares Beneficially
                                        Offering/(1)(2)/                Shares Being             Owned After Offering/(3)/
            Name                             Number                        Offered               Number   Percentage/(4)/
            ----                       -------------------              ------------             -------------------------
Russell E. Teasdale /(5)(6)/                220,000                        220,000                      0               0
Mark G.P. Saifer /(5)(7)/                   197,500                          5,000                192,500            1.77%
L. David Williams/(5)/                       55,000                         15,000                 40,000               *
Marc A. Fisher/(5)/                          35,000                         35,000                      0               0
Carol C. Golsch/(5)/                         20,000                         20,000                      0               0
Carl Claassen/(5)/                            5,000                          5,000                      0               0
Rima Agamian/(5)/                             2,500                          2,500                      0               0
Ralph Somack/(5)/                            47,500                         47,500                      0               0
Anna D. Barker/(8)/                         913,139                        876,139                 37,000               *
H. Gerald Bidwell                            33,440                         33,440                      0               0
Cascadia Pacific Management,                 13,543                         13,543                      0               0
 Inc.
Daniel Cawley                                 8,660                          8,025                    635               *
Terryl Dank                                  12,797                         11,369                  1,428               *
Kari Henderson                                3,627                          2,675                    952               *
Debbie Heuvelhorst                            3,768                          2,340                  1,428               *
Charles Martin                               19,009                         18,057                    952               *


                                       Shares Beneficially
                                          Owned Prior to                                            Shares Beneficially
                                        Offering/(1)(2)/                Shares Being             Owned After Offering/(3)/
            Name                             Number                        Offered               Number   Percentage/(4)/
            ----                       -------------------              ------------             -------------------------
Stephen H. Mastin                            51,660                         50,160                  1,500               *
Paul Mueggler                                36,278                         34,778                  1,500               *
Dennis Murray                                 7,213                          6,420                    793               *
Jon S. Pitcher/(9)/                          29,418                         28,625                    793               *
Harry Roberts/(10)/                           9,344                          9,344                      0               0
Ray R. Rogers/(11)/                         672,368                        635,368                 37,000               *
George Spencer as Trustee                   240,771                        240,771                      0               0
 for Rogers' Trusts dated
 March 7, 1994/(12)/
Ken Stenglein                                 5,474                          4,681                    793               *
Anthony Miadich/(13)/                         7,500                          7,500                      0               0
Oregon Resource and                          20,000                         20,000                      0               0
 Technology Development
 Fund/(14)/
Lynda Taylor                                 29,393                         28,758                    635               *
Innolion/(15)/                              540,670                        540,670                      0               0
Alta-Berkeley L.P. II/(16)/                 550,774                        550,774                      0               0
Sofinnova S.A./ (17)/                       161,288                        161,288                      0               0
Sofinnova Capital FCPR/(18)/                242,021                        242,021                      0               0
Finovelec/(19)/                             429,762                        429,762                      0               0
Hemera II & Cie                             132,630                        132,630                      0               0
Euroventures Germany C.V.                    53,622                         53,622                      0               0


                                       Shares Beneficially
                                          Owned Prior to                                            Shares Beneficially
                                        Offering/(1)(2)/                Shares Being             Owned After Offering/(3)/
            Name                             Number                        Offered               Number   Percentage/(4)/
            ----                       -------------------              ------------             -------------------------
Chimtex S.A.                                 27,117                         27,117                      0               0
Finbiotec SPA                                31,785                         31,785                      0               0
Sumaru S.r.1                                 21,895                         21,895                      0               0
Sea Farming S.r.1                            21,895                         21,895                      0               0
Jean Chaudiere/(20)/                        119,499                        119,499                      0               0
Christian Manuel                             76,864                         76,864                      0               0
Estate of A Crastes                          13,362                         13,362                      0               0
de Paulet/(21)/
Andre Capron                                    762                            762                      0               0
Michel Rigaud/(22)/                          13,366                         13,366                      0               0
Catherine Rice Evans                            754                            754                      0               0
Bernard Jacotot                                 754                            754                      0               0
Yves Grosgogeat                                 754                            754                      0               0
Jean-Claude Yadan                            64,549                         49,638                 14,911               *
Henry-Michel Bouillet                           670                            670                      0               0
Andre Galli                                     503                            503                      0               0
Jacques Emerit                                  503                            503                      0               0
Marc Lange                                      503                            503                      0               0
John B. Hawken/(23)/                         24,231                         24,231                      0               0
Marc Moutet                                  38,732                         29,784                  8,948               *
Irene Erdelmeier                             24,911                         24,911                      0               0
Bailey & Co./(24)/                          122,763                        122,763                      0               0
                                          ---------                      ---------                -------            ----
              Total:                      5,416,841                      5,075,073                341,768            3.11%
                                          =========                      =========                =======            ====

       * less than 1% of the issued and outstanding Common Stock of the Company.

       (1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

       (2) As required by regulations of the Securities and Exchange Commission, the number of shares in the table includes shares which can be purchased within 60 days.

       (3) Assumes the sale of all shares offered hereby. As required by regulations of the Securities and Exchange Commission, each percentage reported in the table for these individuals is calculated as though shares which can be purchased within 60 days have been purchased by the respective person or group and are outstanding.

       (4) Applicable percentage of ownership is based on 10,683,687 shares of Common Stock outstanding on July 10, 1995.

       (5) Includes with respect to the following persons, the following number of shares which may be acquired through the exercise of stock warrants: Russell E. Teasdale (220,000); Mark G.P. Saifer (195,000);
            L. David Williams (55,000); Marc Fisher (35,000); Carol Golsch (20,000); Carl Claassen (5,000); Rima Agamian (2,500); Ralph Somack (47,500). Mssrs. Claassen and Fisher are former directors of the Company.

       (6) Russell Teasdale has been employed by the Company as a consultant and is a former executive officer of the Company.

       (7) Mark Saifer resigned as an executive officer of the Company during 1995, but continues to be an employee of the Company.

       (8) Anna Barker is a director of the Company and its President and Chief Executive Officer. Figure in first column includes 35,000 shares which may be acquired by exercise of options.

       (9)  Jon Pitcher is the Company's Chief Financial Officer.

       (10) Includes 6,000 shares which may be acquired on exercise of options.

       (11) Ray R. Rogers is a director and the Chairman of the Board of Directors of the Company. Figure in first column includes 20,000 owned by his individual retirement account, as to which Rogers exercises voting and investment power, and excludes 240,771 shares owned by an irrevocable trust for the benefit of his children. George C. Spencer is the trustee under such irrevocable trust. George C. Spencer is a partner of Tonkon, Torp, Galen, Marmaduke & Booth, a law firm which represents the Company. Figure in first column also includes 20,000 shares which may be acquired by exercise of options.

       (12) See Note (11) above.

       (13) Includes 7,500 shares which may be acquired on exercise of options.

       (14) Includes 20,000 shares which may be acquired on exercise of options.

       (15) Includes 18,424 shares which may be acquired on exercise of options.

       (16) Includes 16,452 shares which may be acquired on exercise of options.

       (17) Includes 4,792 shares which may be acquired on exercise of options.

       (18) Includes 7,184 shares which may be acquired on exercise of options.

       (19) Includes 2,786 shares which may be acquired on exercise of options.

       (20) Jean Chaudiere resigned as an executive officer of the Company during 1995, but continues as the President of Bioxytech, the Company's French subsidiary.

       (21) Includes 5,963 shares which may be acquired upon exercise of options.

       (22) Includes 5,963 shares which may be acquired upon exercise of options.

       (23) Includes 23,854 shares which may be acquired on exercise of options.

       (24) Includes 122,763 shares which may be acquired on exercise of warrants.

                              PLAN OF DISTRIBUTION

            The Company is registering the shares of Common Stock offered by the Selling Stockholders hereunder in certain instances on a voluntary basis and otherwise pursuant to contractual registration rights contained in two Registration Rights Agreements entered into on September 7, 1994 (the "Registration Rights Agreements"), the terms of certain warrants dated March 13, 1987 through August 21, 1988 and an engagement letter providing for a warrant dated May 23, 1995.

            Pursuant to the terms of the Registration Rights Agreements, no Selling Stockholders party to the Registration Rights Agreement may sell during (i) any three month period while this Registration Statement is in effect, a number of shares of Common Stock which are Registrable Securities (as defined in the Registration Rights Agreements) that is greater than one percent (1%) of the number of issued and outstanding Common Stock at such time and (ii) any single month while this Registration Statement is in effect, a number of shares of Registrable Securities that is more than one-third (1/3) of one percent (1%) of the number of issued and outstanding Common Stock at such time. Within ten
       (10) days following the last day of any month in which a Selling Stockholder party to the Registration Rights Agreement sells Registrable Securities, any such Selling Stockholder must notify the Company of the number of shares of Registrable Securities sold by such Selling Stockholder.

            The Registration Rights Agreements also provide that if the Company proposes to register any of its stock or other securities under the Securities Act in connection with an underwritten public offering of such securities solely for cash, the Company shall, at such time, promptly give each Selling Stockholder party to the Registration Rights Agreement written notice of such registration, and in connection with such public offering, the Selling Stockholders party to the Registration Rights Agreement have agreed not to sell any of the Registrable Securities during such customary lock-up period requested by the Company's underwriters who are underwriting such public offering. The Selling Stockholders party to the Registration Rights Agreement shall have no right to participate in any such public offering.

            Subject to the foregoing restrictions with respect to those Selling Stockholders which are parties to either of the Registration Rights Agreements, the shares of Common Stock offered hereunder may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current
       market price, or in negotiated transactions.   The shares of Common Stock
       may be sold to or through one or more broker-dealers, acting as agent or principal in underwriting offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

            In connection with any transaction involving the Common Stock, broker-dealers or others may receive from the Selling Stockholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other persons participating in a distribution of the Common Stock may be deemed to be "underwriters' within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

            Any or all of the sales or other transactions involving the Common Stock described above, whether effected by the Selling Stockholders, any broker dealer or others, may be made pursuant to this prospectus. In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this prospectus.

            In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

            The Company and the Selling Stockholders have agreed, and hereafter may further agree, to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Common Stock, including liabilities arising under the Act.

                                 LEGAL MATTERS

            The validity of the Common Stock offered hereby will be passed upon for the Company by Jackson, Tufts, Cole & Black, San Jose, California.

                                    EXPERTS

            The financial statements and schedules incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

       ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

            The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee.

            Registration fee                                      $ 5,250
            Blue sky qualification fees and expenses                5,000
            Printing and engraving expenses                        10,000
            Legal fees and expenses                                25,000
            Accounting fees and expenses                            5,000
            Miscellaneous                                           2,000
                                                                  -------
                  Total                                           $52,250
                                                                  =======
       ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

            The Company has the power, pursuant to Section 102(7) of the Delaware General Corporation Law, to limit the liability of directors of the Company for certain breaches of fiduciary duty and, pursuant to
       Section 145 of the Delaware General Corporation Law, to indemnify its officers and directors and other persons for certain acts.

            The Company's Restated Certificate of Incorporation includes the following provisions:

            "A director of the Company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this Article by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification."

            "The Company shall indemnify any and all persons whom it has the power to indemnify pursuant to the General Corporation Law of Delaware against any and all expenses, judgments, fines, amounts paid in settlement, and any other liabilities to the fullest extent permitted by such law and may at the discretion of the Board of Directors, purchase and maintain insurance, at its expense, to protect itself and such persons against any expense, judgment, fine, amount paid in settlement or other liability, whether or not the Company would have the power to so indemnify such person under the General Corporation Law of Delaware."

            Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

            Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

            Article III of the Company's Bylaws provides that the Company, by action of the Board of Directors, may, to the fullest extent permitted by the General Corporation Law of Delaware, indemnify any and all persons who it shall have power to indemnify against any and all of the expenses, liabilities or other matters.

            The Company has purchased and maintains an insurance policy covering the officers and directors of the Company with respect to certain liabilities arising under the Securities Act or otherwise.

ITEM 16.  EXHIBITS

          (a)  Exhibits.

EXHIBIT
NUMBER        DESCRIPTION OF DOCUMENT
- -------       -------------------------------------------------
5.1           Opinion of Jackson, Tufts, Cole & Black.*

10.1 Term Loan Agreement dated as of May 2, 1995 between OXIS International, Inc., Bioxytech,
              S.A. and Sanofi S.A. and related Promissory Note in the principal amount of $600,000.*

23.1          Consent of Deloitte & Touche LLP.

23.2          Consent of Jackson, Tufts, Cole & Black.
              Reference is made to Exhibit 5.1.*

* Previously filed.

       ITEM 17.  UNDERTAKINGS

            Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            The undersigned Company hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) That, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (5) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (6) To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Portland, State of Oregon, on the 30th day of August, 1995.

                                      OXIS INTERNATIONAL, INC.



                                      By:   s/Anna D. Barker
                                           -------------------------------------
                                           Anna D. Barker, Ph.D.
                                           President and Chief Executive Officer
                                           (Principal Executive Officer)


            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                          TITLE                     DATE
- -----------------------------   -------------------------------   ---------------

s/Anna D. Barker                Director; President and Chief     August 30, 1995
- -----------------------------   Executive Officer
Anna D. Barker                  (Principal Executive Officer)

s/Jon S. Pitcher*               Chief Financial Officer           August 30, 1995
- -----------------------------   (Principal Financial and
Jon S. Pitcher                  Accounting Officer)

s/Ray R. Rogers*                Director; Chairman of the Board   August 30, 1995
- -----------------------------
Ray R. Rogers

s/Gerald D. Mayer*              Director                          August 30, 1995
- -----------------------------
Gerald D. Mayer

s/Peter E. Taussig*             Director                          August 30, 1995
- -----------------------------
Peter E. Taussig

s/Lawrance A. Brown, Jr.*       Director                          August 30, 1995
- -----------------------------
Lawrance A. Brown, Jr.

s/David Needham*                Director                          August 30, 1995
- -----------------------------
David Needham

s/A.R. Sitaraman*               Director                          August 30, 1995
- -----------------------------
A.R. Sitaraman
                                Director                          August 30, 1995
- -----------------------------   -------------------------------
Timothy G. Biro


            *Anna D. Barker, by signing her name hereto, does sign this Amendment No. 1 to Registration Statement on behalf of each of the persons indicated above pursuant to the powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.


                                           s/Anna D. Barker
                                           ----------------

                                           Anna D. Barker

                                           Attorney-in-Fact

                               INDEX TO EXHIBITS


           EXHIBIT                                                     SEQUENTIAL
           NUMBER                           DESCRIPTION                 PAGE NO.
- ---------------------------------------------------------------------------------
             5.1                Opinion of Jackson, Tufts, Cole &          *
                                Black
- ---------------------------------------------------------------------------------
            10.1                Term Loan Agreement dated as of May        *
                                2, 1995 between OXIS International,
                                Inc., Bioxytech, S.A. and Sanofi
                                S.A. and related Promissory Note in
                                the principal amount of $600,000
- ---------------------------------------------------------------------------------
            23.1                Consent of Deloitte & Touche LLP          33
- ---------------------------------------------------------------------------------
            23.2                Consent of Jackson, Tufts, Cole &          *
                                Black.  Reference is made to
                                Exhibit 5.1
- --------------------------------------------------------------------------------

* Previously filed